June 2011
Pricing Sheet dated June 24, 2011 relating to
Preliminary Terms No. 825 dated May 27, 2011
Registration Statement No. 333-156423
Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities
RevConsSM
RevConsSM Based on the American Depositary Shares of Baidu, Inc. Due December 29, 2011
Reverse Convertible Securities

PRICING TERMS – JUNE 24, 2011
Issuer:	Morgan Stanley
Aggregate principal amount:	$168,000
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons (see “Commissions and Issue Price” below)
Underlying equity:	Baidu, Inc. American Depositary Shares (“Baidu ADSs”), each Baidu ADS representing 0.1 Class A ordinary share of Baidu, Inc.
Underlying equity issuer:	Baidu, Inc.
Payment at maturity:
Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying equity on the determination date is less than the initial equity price and the closing price of the underlying equity has declined to or below the specified trigger price on any trading day from and excluding the pricing date to and including the determination date, (x) a number of ADSs of the underlying equity equal to the exchange ratio or (y) at our option, the cash value of those ADSs as of the determination date.

Initial equity price:	$128.68, which is the closing price of the underlying equity on the pricing date.
Determination date:	December 23, 2011, subject to postponement in the event of certain market disruption events.
Exchange ratio:	7.77122, which is the stated principal amount divided by the initial equity price, subject to adjustments for corporate events.
Trigger price:	$102.944, which is the trigger level times the initial equity price.
Trigger level:	80%
Coupon:	15.00% per annum (equivalent to $75.00 per RevCons for the 6-month term of the RevCons), paid monthly and calculated on a 30/360 basis
Coupon payment dates:	Payable monthly at the specified interest rate beginning July 29, 2011.
Pricing date:	June 24, 2011
Original issue date:	June 29, 2011 (3 business days after the pricing date)
Maturity date:	December 29, 2011
Listing:	The RevCons will not be listed on any securities exchange.
CUSIP:	617482UW2
ISIN:	US617482UW22
Agent:	Morgan Stanley & Co. LLC, a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Commissions and Issue Price:	Price to public(1):	Agent’s commissions(2):	Proceeds to issuer:
Per RevCons	$1,000	$20	$980
Total	$168,000	$3,360	$164,640
(1)	The price to public for investors purchasing the RevCons in fee-based advisory accounts will be $985 for each RevCons.
(2)
Selected dealers and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $20 for each RevCons they sell; provided that dealers selling to investors purchasing the RevCons in fee-based advisory accounts will receive a sales commission of $5 for each RevCons.  For additional information, see  “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 825 dated May 27, 2011
Prospectus Supplement for RevCons dated August 20, 2009
Prospectus dated December 23, 2008

The RevCons are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.